Filed by PMA Capital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the Securities Exchange Act of 1934

Subject company: PMA Capital Corporation

Registration No.: 333-119435

Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-119435, and (2) the Schedule TO (File No. 005-53303). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.

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Mellon Bank Center Suite 3000

1735 Market Street

Philadelphia, PA 19103-7590

PRESS RELEASE

For Release:	Immediate
Contact:	William Hitselberger
(215) 665-5046

PMA Capital Corporation Announces Results

of Senior Convertible Debentures Exchange Offer

Philadelphia, PA, November 10, 2004 — PMA Capital (NASDAQ: PMACA) (the “Company”) today announced that, as of the expiration of its previously announced exchange offer (the “Offer”) for its $86,250,000 aggregate principal amount of 4.25% Senior Convertible Debentures due 2022, $84,140,000 principal amount of debentures (97.6% of the total outstanding) had been tendered.

The Offer expired at 12:00 midnight, New York City time, on November 9, 2004. The closing for the Offer is scheduled to occur on Monday, November 15, 2004.

Banc of America Securities LLC was the exclusive dealer manager in connection with the Offer. Questions regarding the Offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (US toll-free) and 704-388-4813 (collect) or Equity-Linked Liability Management, at 888-583-8900, x 2200 (US toll-free) and 212-933-2200 (collect).

PMA Capital Corporation, headquartered in Philadelphia, Pennsylvania, is an insurance holding company whose operating subsidiaries provide workers’ compensation, integrated disability and other commercial property and casualty lines of insurance, primarily in the eastern part of the United States, underwritten and marketed under the trade name The PMA Insurance Group.

For additional information, visit www.pmacapital.com